Exhibit 99.3

HAFNIA LIMITED: Key information relating to dividend for the second quarter 2026

TICKER:
NYSE: “HAFN”
OSLO: “HAFNI”

Singapore, 28 August 2026

Reference is made to the announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 28 August 2026 announcing the Company’s second quarter 2026 results and cash dividend.

Key information relating to the cash dividend paid by the Company for the second quarter 2026:

•	Date of approval: 27 August 2026

•	Record date: 8 September 2026

•	Dividend amount: 0.5003 per share

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Declared currency: USD. Dividends payable to shares registered in the Euronext VPS will be distributed in NOK, with the conversion from USD to NOK taking place two business days prior to the payment date to shareholders in VPS.

Shares registered in the Euronext VPS Oslo Stock Exchange:

•	Last trading day including right to dividends: 4 September 2026

•	Ex-date: 7 September 2026

•	Payment date: On or about 23 September 2026

Shares registered in the Depository Trust Company:

•	Last trading day including right to dividends: 4 September 2026

•	Ex-date: 8 September 2026

•	Payment date: On or about 18 September 2026

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.